Exhibit 99.4

POWERBANK CORPORATION

(Formerly SolarBank Corporation)

Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars)

For the years ended June 30, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PowerBank Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PowerBank Corporation (formerly ‘SolarBank Corporation’) and subsidiaries (the “Company”) as at June 30, 2025, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows, for the year ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2025, and its financial performance and its cash flows for the year ended June 30, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The financial statements of the Company for the year ended June 30, 2024, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 27 to the financial statements, were audited by predecessor auditors whose report, dated September 30, 2024, expressed an unqualified opinion on those financial statements. We also have audited the adjustments to the 2024 financial statements to retrospectively adjust the disclosures for a change in the composition of reportable segments in 2025, as discussed in Note 27 to the financial statements. Our procedures included (1) comparing the adjustment amounts of segment revenues, cost of goods sold, operating expenses, and total assets, liabilities and property plant, and equipment to the Company’s underlying analysis and (2) testing the mathematical accuracy of the reconciliation of segment amounts to the financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2024 consolidated financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2024 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

October 2, 2025

We have served as the Company’s auditor since Fiscal 2025.

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Solarbank Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Solarbank Corporation and its subsidiaries (the “Company”) as of June 30, 2024, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its consolidated operations and its consolidated cash flows for the year ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2024.

Denver, Colorado

September, 30, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

3

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

As at June 30, 2025 and 2024

	Note	2025	2024
Assets
Current assets:
Cash		$7,624	$5,270
Restricted cash	32	2,095	-
Short-term investments	4	1,106	920
Trade and other receivables	5	11,287	1,115
Prepaid expenses and deposits	6	9,558	3,127
Unbilled revenue	8	651	667
Inventories	9	9,001	6,531
Total current assets		41,322	17,630
Non-current assets:
Restricted cash	32	4,119	-
Prepaid expenses and deposits	6	735	-
Property, plant and equipment	7	34,507	3,455
Construction in progress	10	31,622	8,909
Right-of-use assets	13	8,588	1,085
Intangible assets	14	14,038	2,001
Tax equity assets	17	311	401
Goodwill	25	2,766	439
Investments		-	5,152
Derivative financial instruments	20(a)	343	153
Total non-current assets		97,029	21,595
Total assets		$138,351	$39,225

Liabilities and Shareholders’ equity
Current liabilities:
Trade and other payables	11	$21,786	$4,690
Unearned revenue	12	5,698	4,600
Lease liabilities	13	991	149
Short-term loans	15	4,734	1,310
Long-term debt	16	9,170	448
Current tax liabilities		654	2,113
Tax equity liabilities	17	77	78
Total current liabilities		43,110	13,388
Non-current liabilities:
Lease liabilities	13	6,690	993
Long-term debt	16	53,790	4,379
Tax equity liabilities	17	215	300
Provisions	18	2,401	-
Other long-term liabilities	33	5,150	366
Deferred tax liabilities	28	5,835	1,074
Warrant liabilities	31	1,400	-
Total non-current liabilities		75,481	7,112
Total liabilities		118,591	20,500
Shareholders’ equity:
Share capital	21	45,285	9,026
Contributed surplus		1,951	4,059
Accumulated other comprehensive income (loss)		(242)	100
Retained earnings (Deficit)		(27,753)	3,179
Equity attributable to common shareholders		19,241	16,364
Non-controlling interests	23	519	2,361
Total equity		19,760	18,725
Total liabilities and shareholders’ equity		$138,351	$39,225

The accompanying notes are integral part of these consolidated financial statements.

Approved and authorized for issuance on behalf of the Board of Directors:

Richard Lu, CEO, and Director _______________	Sam Sun, CFO_______________

4

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Consolidated Statements of Comprehensive Income (loss)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended June 30, 2025 and 2024

	Note	2025		2024

Revenue from development fees			$7,687		$2,012
Revenue from EPC services			23,261		54,066
Revenue from IPP production			9,297		578
Revenue from O&M and other services			1,286		1,721
			41,531		58,377

Cost of goods sold			31,020		46,698
Gross profit			10,511		11,679
Operating expense:
Advertising and promotion			1,111		4,088
Professional fees			8,035		1,861
Consulting fees			5,040		1,541
Depreciation and amortization	7,13		100		79
Salary and wages			1,713		1,280
Share-based compensation	22		177		860
Insurance			879		416
Listing fees			166		724
Travel and events			495		362
Repairs and maintenance			131		140
Other operating expense			1,366		646
Impairment loss	25		30,374		4,100
Total operating expenses			49,587		16,097
Other income (expense)
Interest income			607		321
Interest expense			(3,263)		(285)
Fair value change of derivatives	16		(1,340)		(137)
Fair value change of warrant liabilities	31		3,575		-
Fair value change of CVR	19		7,195
Loss on investments	19		(3,385)		(1,125)
Other income	5		351		5,013
Net loss before income taxes			(35,336)		(631)
Current tax expense	28		953		2,962
Deferred tax recovery	28		(5,173)		(16)
Net loss for the year			$(31,116)		$(3,577)
Other comprehensive income (loss)		$		$
Foreign currency translation gain (loss)			(342)		225
Total comprehensive loss			$(31,458)		$(3,352)
Loss attributable to:
Shareholders of the Company			(31,040)		(3,474)
Non-controlling interest	23		(76)		(103)
Net loss for the year			$(31,116)		$(3,577)
Total comprehensive loss attributable to:
Shareholders of the Company			(31,382)		(3,257)
Non-controlling interest	23		(76)		(95)
Total comprehensive loss			$(31,458)		$(3,352)

Loss per share
Basic	29		$(0.97)		$(0.13)
Diluted	29		$(0.97)		$(0.13)

The accompanying notes are an integral part of these consolidated financial statements.

5

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars, except number of common shares)

For the years ended June 30, 2025 and 2024

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Accumulated other comprehensive income (loss)	Equity attributable to common shareholders	Non- Controlling Interest	Total Equity
Balance as at June 30, 2023		26,800,000	$6,855	$3,002	$6,653	$(117)	$16,393	$238	$16,631
Net loss for the year		-	-	-	(3,474)	-	(3,474)	(103)	(3,577)
Other comprehensive income		-	-	-	-	217	217	8	225
Total comprehensive income (loss)		-	-	-	(3,474)	217	(3,257)	(95)	(3,352)
Common shares issued, net of costs		2,200	22	-	-	-	22	-	22
Equity warrant exercised	21(c)	110,000	83	-	-	-	83	-	83
RSU granted		-	-	65	-	-	65	-	65
Share-based compensation		-	-	795	-	-	795	-	795
Acquisition of OFIT GM and OFIT RT	19	278,875	2,066	-	-	-	2,066	2,509	4,575
Acquisition of NCI of Solar Alliance	23	-	-	197	-	-	197	(291)	(94)
Balance as at June 30, 2024		27,191,075	$9,026	$4,059	$3,179	$100	$16,364	$2,361	$18,725
Net loss for the year		-	-	-	(31,040)	-	(31,040)	(76)	(31,116)
Other comprehensive loss		-	-	-	-	(342)	(342)	-	(342)
Total comprehensive loss		-	-	-	(31,040)	(342)	(31,382)	(76)	(31,458)
Common shares issued, net of costs	21(b)	990,726	3,550	-	-	-	3,550	-	3,550
Equity warrant exercised	21(c)	235,000	176	-	-	-	176	-	176
RSU granted	22(b)	-	-	1,612	-	-	1,612	-	1,612
RSU exercised	22(b)	508,381	1,874	(1,874)	-	-	-	-	-
Share-based compensation	22(a)	81,551	384	207	-	-	591	-	591
Share option exercised	22(a)	457,215	2,919	(2,857)	-	-	62	-	62
Equity warrant granted	21(c)	-	791	-	-	-	791	-	791
Shelf prospectus shares issued	21(c)	2,394,367	6,615	-	-	-	6,615	-	6,615
Reclassification of NCI to financial liability	23	-	-	804	-	-	804	(1,535)	(731)
Acquisition of Solar Flow-Through Funds	19	3,575,632	19,950	-	-	-	19,950	-	19,950
Acquisition of non-controlling interests	23	-	-	-	108	-	108	(231)	(123)
Balance as at June 30, 2025		35,433,947	$45,285	$1,951	$(27,753)	$(242)	$19,241	$519	$19,760

The accompanying notes are an integral part of these consolidated financial statements.

6

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

For the years ended June 30, 2025 and June 30, 2024

	Note	2025	2024
Operating activities:
Net loss for the year		$(31,116)	$(3,577)
Items not affecting cash:
Depreciation and amortization	7,13,14	5,067	410
Fair value change on derivatives	16	1,340	137
Fair value change of warrant liabilities	31	(3,575)	-
Fair value change of CVR	19	(7,195)	-
Loss on investments	19	3,385	1,125
Impairment loss	25	30,374	4,100
Other income related to tax equity	17	-	(33)
Recovery of receivable through shares settlement	4	-	(3,089)
Recognition of receivable credit loss	4	26	174
Interest expense	13,15,16,18	3,724	92
Income tax expense	28	953	2,962
Deferred fees on long-term debt		(534)	-
Deferred income tax recovery	28	(5,173)	(16)
Loss on property, plant and equipment disposal	7	93	-
Lease modifications	13	(5)	-
Provisions	13,18	65	-
Share-based compensation	22	2,203	860
Other liabilities due to non-controlling interest holders	23	(731)	-
Changes in non-cash operating assets and liabilities	30	(10,625)	7,148
Interest paid		(2,904)	-
Income tax paid		(2,632)	(1,808)
Net cash flows from (used in) operating activities		(17,260)	8,485
Investing activities:
Purchase of property, plant and equipment		-	(43)
Purchase of construction in progress		(8,255)	(7,689)
Purchase of short-term investments		(4,076)	(2,500)
Proceeds of short-term investments		4,530	8,130
Decreases in restricted cash	32	(6,214)	-
Investment in SFF shares		-	(2,465)
Cash and restricted cash acquired on acquisition of SFF	19	9,887	-
Acquisition of Solar Alliance DevCo NCI		-	(94)
Net cash flows from (used in) investing activities		(4,128)	(4,661)
Financing activities:
Proceeds from long-term debt		10,091	-
Proceeds from issuance of shelf prospectus shares	21(b)	6,615	-
Proceeds from short-term loans		6,189	1,252
Proceeds from issuance of warrants		4,975	-
Proceeds from issuance of common shares, net transaction costs	21(b)	3,550	104
Proceeds from exercise of share options		62	-
Proceeds from broker warrants exercised		176	-
Proceeds from broker warrants grants		791	-
Repayment of long-term debt		(4,354)	(479)
Repayment of short-term loans		(3,062)	-
Repayment of lease obligation	13	(981)	(149)
Acquisition of non-controlling interests	23	(123)	-
Net cash flows from (used in) in financing activities		23,929	728
Net increase/(decrease) in cash		2,541	4,552
Effect of changes in exchange rates on cash		(187)	(31)
Cash, beginning of year		5,270	749
Cash, end of year		$7,624	$5,270

The accompanying notes are an integral part of these consolidated financial statements.

7

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

1. Nature of operations:

PowerBank Corporation (the “Company”) operates as an independent renewable and clean energy project developer, power producer, and asset operator in Canada and the United States. It focuses on solar photovoltaic power generation projects, battery energy storage systems, and EV-charging projects. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 17, 2022 and subsequently to PowerBank Corporation on July 23, 2025. The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4V8.

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares. With completion of the Offering, the Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to the Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global market under the symbol “SUUN”.

2. Basis of presentation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the year ended June 30, 2025 were authorized for issuance by the Board of Directors on October 2, 2025.

(b)	Basis of measurement:

These consolidated financial statements were prepared on a going concern basis and historical cost basis with the exception of certain financial instruments as disclosed in note 3.

(c)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balance, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

8

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

Details of the Company’s subsidiaries which are consolidated are as follows:

2. Basis of presentation (continued):

	Country of	Ownership interest
Name	Incorporation	June 30, 2025	June 30, 2024
Abundant Solar Power Inc.	USA	100%	100%
Abundant Construction Inc.	Canada	100%	100%
Abundant Solar Power (US1) LLC	USA	100%	100%
Abundant Solar Power (New York) LLC	USA	100%	100%
Abundant Solar Power (Maryland) LLC	USA	100%	100%
Abundant Solar Power (RP) LLC	USA	100%	100%
Abundant Solar Power (CNY) LLC	USA	100%	100%
Abundant Solar Power (TZ1) LLC	USA	100%	100%
Abundant Solar Power (J1) LLC	USA	100%	100%
Abundant Solar Power (Steuben) LLC	USA	100%	100%
Abundant Solar Power (USNY- MARKHAM HOLLOW RD-001) LLC	USA	100%	100%
Abundant Solar Power (LCP) LLC	USA	100%	100%
Solar Alliance Energy DevCo LLC	USA	100%	100%
Solar Alliance TE HoldCo 1, LLC	USA	100%	100%
Solar Alliance VC1 LLC	USA	100%	100%
SUNN 1001 LLC	USA	100%	100%
SUNN 1003 LLC	USA	100%	100%
SUNN 1004 LLC	USA	100%	100%
SUNN 1005 LLC	USA	100%	100%
SUNN 1006 LLC	USA	100%	100%
SUNN 1007 LLC	USA	100%	100%
SUNN 1008 LLC	USA	100%	100%
SUNN 1010 LLC	USA	100%	100%
SUNN 1012 LLC	USA	100%	100%
SUNN 1013 LLC	USA	100%	100%
SUNN 1014 LLC	USA	100%	100%
SUNN 1015 LLC	USA	100%	100%
SUNN 1016 LLC	USA	100%	100%
SUNN 1017 LLC	USA	100%	100%
SUNN 1018 LLC	USA	100%	100%
SUNN 1019 LLC	USA	100%	100%
SUNN 1020 LLC	USA	100%	100%
SUNN 1021 LLC	USA	100%	100%
SUNN 1022 LLC	USA	100%	100%
SUNN 1023 LLC	USA	100%	100%
SUNN 2001 LLC	USA	100%	-
SUNN 2002 LLC	USA	100%	-
SUNN 2003 LLC	USA	100%	-
SUNN 2004 LLC	USA	100%	-
SUNN 2005 LLC	USA	100%	-
2467264 Ontario Inc.	Canada	49.90%	49.90%
OFIT GM Inc.	Canada	49.90%	49.90%
OFIT RT Inc.	Canada	49.90%	49.90%
Solar Flow-Through Funds Ltd.	Canada	100%	-
Solar High Yield Project #1 Ltd.	Canada	100%	-
2344215 Ontario Inc.	Canada	100%	-
SHY 1 2012 FIT 2 Ltd.	Canada	100%	-
2343461 Ontario Inc.	Canada	100%	-
Solar Flow-Through Projects #1 (2013) Ltd.	Canada	100%	-
Solar Flow-Through (2014) Ltd.	Canada	100%	-
Solar Flow-Through Projects (2014 Subco F2) Ltd.	Canada	100%	-
Solar Flow-Through (2015) Ltd.	Canada	100%	-
SFF Solar (2015) Ltd.	Canada	100%	-

9

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

2. Basis of presentation (continued):

	Country of	Ownership interest
Name	Incorporation	June 30, 2025	June 30, 2024
Solar Flow-Through (2016) Ltd.	Canada	100%	-
Solar Flow-Through (2017-I) Ltd.	Canada	100%	-
Solar Flow-Through (2017-A) Ltd.	Canada	100%	-
Solar Flow-Through (2018-I) Ltd.	Canada	100%	-
Solar Flow-Through (2018-A) Ltd.	Canada	100%	-
Solar Power Network 004 Inc.	Canada	100%	-
15155355 Canada Inc.	Canada	100%	-
Sustainable Energies Corporation	USA	100%	-
Sustainable Energies OR LLC	USA	100%	-
Sustainable Energies VA LLC	USA	100%	-
Abundant Construction Alberta Corp.	Canada	100%	-
Icarus Whitesand Solar Limited Partnership	Canada	85.00%	-
1000234763 Ontario Inc.	Canada	50.00%	-
1000234813 Ontario Inc.	Canada	50.00%	-
2387280 Ontario Inc.	Canada	49.90%	-
2405402 Ontario Inc.	Canada	49.90%	-
2405514 Ontario Inc.	Canada	49.90%	-
2467260 Ontario Inc.	Canada	49.90%	-
2405372 Ontario Inc.	Canada	49.90%	-
2469780 Ontario Inc.	Canada	49.90%	-
2405799 Ontario Inc.	Canada	49.90%	-
2503072 Ontario Inc.	Canada	49.90%	-
2503225 Ontario Inc.	Canada	49.90%	-
2503903 Ontario Inc.	Canada	49.90%	-
Northern Development Solar 2016 Inc.	Canada	49.90%	-
Sunshine Solar Ontario 2016 Inc.	Canada	49.90%	-
2387276 Ontario Inc.	Canada	49.90%	-
2387281 Ontario Inc.	Canada	49.90%	-
2387282 Ontario Inc.	Canada	49.90%	-
2391395 Ontario Inc.	Canada	49.90%	-
SPN LP 7	Canada	49.99%	-

(d)	Functional and presentation currency:

The Company’s consolidated financial statements are presented in Canadian dollars. The functional currency of the Canadian parent company and its Canadian subsidiaries is the Canadian dollar. The functional currency of its subsidiaries in the United States is the US dollar.

Unless otherwise indicated, all amounts in these consolidated financial statements are expressed in thousands of Canadian dollar.

10

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies:

(a) Revenue recognition:

The Company recognizes revenue for project development services, engineering, procurement, and construction (“EPC”) services, independent power producer (“IPP”) facilities, operation and maintenance (“O&M”) services and other services.

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the services transferred to the customer.

At contract inception, the Company assesses services promised within each contract that falls under the scope of IFRS 15, Revenue from Contracts with Customers, to identify distinct performance obligations.

Project development services

Each project development service contract with customers includes a single performance obligation: to deliver a fully permitted solar project that is ready for construction. The performance obligation is satisfied at a point in time, specifically when the development phase is considered complete, and all necessary permits are obtained.

Revenue from development contracts is recognized when control of the fully permitted project is transferred to the customer, which occurs when the project is ready for construction. This reflects the point in time when the customer has the ability to direct the use of, and obtain substantially all the remaining benefits from, the solar project.

EPC services

Each EPC contract has a single performance obligation because the services provided are highly interrelated and include a significant service of integrating goods and services into a combined output — namely, the construction of solar sites. The performance obligation is satisfied over time, as the customer simultaneously receives and benefits from the services as they are provided.

Revenue is recognized using the input method, based on the proportion of costs incurred to date relative to the total estimated costs of the project. This method best reflects the transfer of control of the services and the customer’s continuous receipt of benefits as the project progresses. The total estimated costs are regularly reviewed, and any changes are reflected in the percentage of completion and revenue recognized.

IPP production

Each Company-owned IPP has a single performance obligation, which is to generate and deliver electricity to the grid. The performance obligation is satisfied over time, as the customer simultaneously receives and consumes the benefits of electricity as it is delivered. Revenue is recognized as electricity is dispatched and delivered to the grid, measured based on the quantity of electricity (kWh) provided.

O&M services

Each O&M service contract with customers contains a single performance obligation, which is to provide maintenance services as needed for the solar sites. The performance obligation is satisfied over time, as the services are provided, and the customer receives and benefits from the services in real time.

Revenue is recognized monthly, in line with the completion of the services. The amount of revenue recognized is based on the actual hours of service provided during the period, multiplied by the pre-determined hourly rate specified in the contract. This method reflects the continuous transfer of services and the customer’s immediate benefit from maintenance activities performed.

11

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

Other services

Each other services contract with customers includes a single performance obligation: to complete the specified service or milestone outlined in the contract. The performance obligation is satisfied at a point in time, specifically when the service is fully performed or the milestone is achieved.

Revenue is recognized at the point when control of the completed service or milestone passes to the customer, which occurs when the service is fully completed or the milestone is satisfied, in accordance with the terms of the contract.

(b) Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost includes interconnection fees, direct development costs, and other overheads incurred for the development of prospective solar projects. Net realizable value is the estimated selling price in the ordinary course of business at the reporting date, less the estimated costs of completion and the estimated costs necessary to make the sale.

The Company’s inventory mainly consists of costs incurred on solar projects. Once a project is determined to be cancelled, the net realizable value of the related inventory items becomes nil and the costs are expensed.

(c) Unbilled revenue and unearned revenue:

Unbilled revenue and unearned revenue are a result of timing difference between when revenue is recognized and when billing is issued or collected. EPC services recognize revenue based on percentage of completion. Invoicing to customers typically follows milestones or predetermined schedules, which may not reflect the percentage of completion exactly.

(d) Foreign currency translation:

The functional currency of the Company is the Canadian dollar. Functional currencies of the Company’s subsidiaries are the currency of the primary economic environment in which the subsidiary operates.

Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in the consolidated statements of comprehensive income (loss). Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Company’s consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Foreign exchange differences are recognized in other comprehensive income.

12

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

(e) Short-term investments:

Short-term investments consist of investments with market values closely approximating book values and original maturities between three and twelve months at the time of purchase.

(f) Business combination:

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. If the Company acquires a controlling interest in a business in which it previously held an equity interest, that equity interest is remeasured to fair value at the acquisition date with any resulting gain or loss recognised in profit or loss or other comprehensive income, as appropriate. Consideration transferred as part of a business combination may include the amounts related to the settlement of pre-existing relationships. The gain or loss on the settlement of any pre-existing relationship is recognised in profit or loss.

(g) Financial instruments:

The Company recognizes a financial asset or a financial liability in its consolidated statements of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures a financial asset or a financial liability at its fair value plus or minus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or the financial liability.

  (i) Financial assets:

The Company will classify financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on its business model for managing the financial asset and the financial asset’s contractual cash flow characteristics. The three categories are defined as follows:

A.	Financial assets at amortized cost:

A financial asset is measured at amortized cost if both of the following conditions are met:

●	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company’s cash, restricted cash, trade and other receivables, unbilled revenue, tax equity assets and short-term investments are measured at amortized cost.

B.	Financial assets at fair value through other comprehensive income (loss):

Financial assets are classified and measured at fair value through other comprehensive income (loss) if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. The Company does not have any financial assets classified as fair value through other comprehensive income (loss).

13

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

C.	Financial assets at fair value through profit or loss:

Any financial assets that are not held in one of the two business models mentioned are measured at fair value through profit or loss. The Company’s derivative financial instruments and investments are classified as fair value through profit or loss.

  (ii) Financial liabilities:

The Company’s financial liabilities include trade and other payables, short-term loans, long-term debt, lease liability, other long-term liabilities and tax equity liabilities. The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

A.	Financial liabilities at fair value through profit or loss:

Financial liabilities are classified at fair value through profit or loss if they are held for trading or are derivative liabilities. The Company classified derivatives, warrant liabilities, other liabilities due to non-controlling interest holders, and contingent value right (“CVR”) liabilities are classified at fair value through profit or loss. These instruments are remeasured at fair value at each reporting period end, with changes in fair value recognized in profit or loss.

B.	Financial liabilities at amortized cost:

Financial liabilities classified at amortized cost are those that are not classified as financial liabilities at fair value through profit or loss. Subsequent to initial recognition, they are carried at amortized cost using the effective interest rate (“EIR”) method. The Company’s trade and other payables, short-term loans, lease liabilities, long-term debt and tax equity liabilities are classified at amortized cost.

(h) Expected credit losses:

In accordance with IFRS 9, Financial Instruments, the Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost or at FVOCI are recognized. ECLs are updated at each reporting date on the basis of available information. The Company applies the simplified approach described in IFRS 9 to trade receivables, whereby the amount of the impairment allowance of a receivable is measured subsequent to initial recognition on the basis of lifetime expected credit losses.

14

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

(i) Tax equity structures:

The Company owns and operates solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the construction and operation of solar facilities. These structures are designed to allocate the majority of renewable tax incentives, such as investment tax credits (“ITCs”) and accelerated depreciation for tax purposes, to tax equity investors (“TEIs”). With its current portfolio of solar facilities, the Company cannot fully monetize such tax incentives and it therefore partners with third party TEIs. Generally, tax equity structures allocate the majority of the project’s US taxable income and renewable tax incentives, along with a portion of the project’s cash flows, to the TEIs until they receive an agreed-upon after-tax investment return (the “flip point”). The flip points are generally dependent on the projects’ respective returns but also may be contractually determined. At all times, both before and after the projects’ flip points, the Company retains control over the projects finance with a tax equity structure in partnership with third party TEIs. Subsequent to the flip point, the Company receives the majority of the projects’ taxable income, cash flows and remaining tax incentives.

When a tax equity partnership is formed, the Company assesses whether the project company should be consolidated based on the Company’s right to variable returns and its ability to influence financial and operational decisions impacting those returns. Due to the operational and financial nature of the projects, and the protective nature of the rights normally given to tax equity investors, the Company typically has the control and influence to consolidate the entity.

Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the EIR method. The Company has the option to settle with the TEI after the flip date at a defined price and in certain contracts the TEI can put their investment back to the Company after the flip date at the same defined price. These options are generally time bound.

The Company recognizes the TEI contributions as a long-term liability, at an amount representing the proceeds received from the TEI in exchange for shares of the subsidiary, net of the following elements affecting amortized cost of the tax equity liabilities:

●	ITC: Allocation of ITCs to the TEI is recognized in other income and as a reduction of tax equity liabilities.

●	Taxable income (loss), including tax attributes such as accelerated tax depreciation: Allocation of taxable income and other tax attributes to the TEI is recognized in other (income) expenses as incurred and as a reduction of tax equity liabilities.

●	Cash distributions: Cash allocation to the TEI is recognized as a reduction of tax equity liabilities.

Tax equity liabilities balances are increased by interest recognized at the implicit interest rate.

15

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

(j) Basic and diluted net income (loss) per share:

Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including share options, using the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

(k) Impairment of non-financial assets:

At each reporting date, the Company reviews the carrying amounts of its non-financial assets including property, plant and equipment (other than deferred tax assets) and intangible assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into cash-generating units (“CGUs”) which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. The Company evaluates impairment losses, except goodwill, for potential reversals when events or circumstances warrant such consideration. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(l) Income taxes:

Income tax expense represents the sum of current tax and deferred tax expense. The Company and its subsidiaries record current tax based on the taxable income for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income taxes are accounted for using the liability method. The asset-liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carry forwards, are recognized to the extent it is probable that taxable income will be available against which the asset can be utilized.

16

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

(m) Property, plant and equipment:

Property, plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on either the declining balance basis or the straight-line method, depending on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Computer equipment	55% declining balance
Furniture and equipment	20% declining balance
IPP facility	20-25 years, straight-line

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the year.

(n) Construction in progress:

Construction in progress (“CIP”) consists of design, development, engineering, interconnection, permitting, and acquisition costs associated with new energy generation or conservation projects. These costs are capitalized within CIP until commercial operation begins, at which time they are transferred to property, plant and equipment. The Company capitalizes these costs when believes the facilities are under construction.

(o) Share-based payment transactions:

The Company provides share-based awards, including restricted share units (“RSUs”) and share options to employees, officers, directors, and consultants.

For equity-settled awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of RSUs is determined based on quoted market price of our common shares at the date of grant. The fair value of the share options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of share options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Share options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of comprehensive income (loss) with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

17

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

(p) Leases:

The Company assesses whether a contract is or contains a lease at the inception of the contract. A lease is recognized as a right-of-use (“ROU”) asset and corresponding lease liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense in profit or loss. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

A lease modification is accounted for as a separate lease from the original lease if the modification increases the scope of the lease by adding the right to use one or more underlying assets; and the consideration for the lease increase by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract. If the lease modification merely extends the Company’s right to use an existing leased asset to which it already has access, the modification is not accounted for as a separate lease. Instead, the Company recalculates the existing lease obligations on the effective date of the lease modification to include the lease payments until the end of the extended period and a corresponding adjustment is also made to the ROU asset. The additional ROU asset and lease obligations relating to the extended period are therefore recognized on the date of modification.

(q) Government grants:

The government grants are recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grants, and the grants will be received. The government grants are recognized in profit or loss to offset the related expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grants as deferred income or deducting it from the carrying amount of the asset.

(r) Intangible assets:

Intangibles assets acquired are initially recorded at fair value. Following initial recognition, intangible assets with a finite useful life are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets with an indefinite useful life are recorded at cost less accumulated impairment losses, if any. The useful lives of intangible assets are assessed as finite for the Feed-in Tariff (“FIT”) and battery energy storage system (“BESS”) contracts. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives once they are available for use. Intangible assets not yet available for use are not amortized but are tested for impairment annually, or when indicators of impairment exist.

(s) Goodwill:

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of an acquired business and is allocated to the CGU expected to benefit. A CGU is the smallest group of assets generating largely independent cash inflows. Goodwill is not amortized but tested for impairment at least annually or when indicators of impairment exist. The recoverable amount of a CGU is the greater of value in use (“VIU”) and fair value less cost to sell, with any excess of carrying amount over the recoverable amount is recognized as an impairment loss, which is not reversed in a subsequent period.

18

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

(t) Asset retirement obligation:

The Company recognizes provisions for asset retirement obligations in connection with its solar projects. Certain lease agreements require the Company to dismantle solar generation equipment and restore the leased property to its original condition at the end of the lease term. A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount. Legal obligations may arise from contracts, legislation, or other operation of law, while constructive obligations may result from the Company’s actions that create a valid expectation that it will discharge certain responsibilities. The amount recognized represents management’s best estimate, at the reporting date, of the expenditures required to settle the obligation, taking into account risks and uncertainties. Where expenditures are expected to be incurred in the future, the obligation is measured at present value using a current market-based, risk-free discount rate. The liability is accreted over time, with the corresponding accretion expense recorded in the consolidated statements of loss. A corresponding asset retirement cost is capitalized as part of the related solar facility and depreciated over its useful life. The carrying amount of decommissioning liabilities is reviewed annually and adjusted for changes in estimates, timing, or discount rates.

(u) Significant accounting judgments and estimates:

The preparation of financial statements requires management to use accounting estimates and exercise judgment in the process of applying its accounting policies. Actual results may differ from the estimates and assumptions used in preparing these consolidated financial statements. Judgments and estimates are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the consolidated financial statements:

(i) Taxes:

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on the future financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

(ii)	Percentage of completion calculation:

The Company measures the stage of completion for EPC projects based on costs incurred to date compared to the total estimated costs for the project. The significant estimates included in the total costs for projects may affect revenue, unbilled revenue, and unearned revenue.

19

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

(iii)	Property and equipment, and intangible assets:

The Company reviews the useful lives and residual values of its property, plant and equipment and intangible assets at least annually, based on actual asset performance, technological developments, intended use, and physical condition. Changes in circumstances may cause actual useful lives or residual values to differ from initial estimates. Where management determines that a revision is required, the asset’s carrying amount is depreciated or amortized prospectively over the revised useful life, and any impact on future depreciation or amortization is recognized in profit or loss from the period of change.

(iv)	Provisions:

The measurement of provisions requires management to make estimates based on the best information available at the reporting date. Provisions are reassessed as additional information becomes available, and revised to reflect management’s best estimate at that date.

For the Company’s IPP facilities, management recognizes asset retirement obligations related to the decommissioning of equipment and restoration of leased sites under ROU arrangements. These provisions require significant judgment in estimating the timing and amount of expected cash outflows, as well as the appropriate discount rate. The corresponding amounts are capitalized as part of the related ROU asset and depreciated over the useful life of the facility. Changes in estimates of the obligation, such as revised cost forecasts or discount rates, are recognized as adjustments to both the provision and the related ROU asset in accordance with IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities.

(v)	Share-based compensation:

The fair value of share options issued and warrants granted are subject to the limitation of the Black-Scholes option pricing model which incorporates market data, and which involves uncertainty and subjectivity in estimates used by management in the assumptions. The model requires assumptions relating to share price volatility, expected life of options and discount rate. Changes in these assumptions affect the fair value of the options and the amount of share-based compensation to be recognized in operations over the vesting period.

(vi)	Impairment of goodwill and long-lived assets:

Determining whether there are any facts and circumstances indicating impairment or a potential reversal of impairment losses is a subjective process involving judgement and the use of various estimates and assumptions. In assessing impairment, management determines the recoverable amount of each asset or CGU based on expected future cashflows and discounted using an appropriate rate. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. While impairment losses recognized for most assets may be reversed if there has been a change in the estimates used to determine the recoverable amount, impairment losses recognized for goodwill are not reversed in subsequent periods.

20

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

(vii)	Fair value of investment:

The determination of fair value of the Company’s investment at other than initial cost is subject to certain limitations. Financial information for private companies in which the Company has investment may not be available and, even if available, that information may be limited and/or unreliable. Management exercises significant judgement when determining the fair value of the equity investment in private companies at the end of each reporting period by using company-specific information and other inputs that are not based on observable market data.

(viii)	Fair value of financial liabilities:

The determination of the fair value of financial liabilities, including derivative instruments and liabilities designated at fair value through profit or loss, requires the use of valuation techniques and observable market data where available. Where quoted market prices or active market inputs are not available, the Company applies valuation models that incorporate assumptions regarding discount rates, timing and credit spreads computations. Significant judgment is applied in selecting appropriate valuation methodologies and in determining the key assumptions to be used, particularly in circumstances where markets are illiquid or inactive. Changes in these assumptions could materially affect the reported carrying amounts of such liabilities and the related gains or losses recognized in profit or loss.

(ix)	Business combinations:

In applying IFRS 3, Business Combinations, the Company makes significant judgments and estimates in determining whether an acquisition meets the definition of a business, establishing the acquisition date, and measuring the fair value of assets acquired and liabilities assumed. These estimates involve assumptions about future cash flows, discount rates, market conditions and tax positions, all of which can materially affect the amount of goodwill or bargain purchase recognized. Management also applies judgment in assessing contingent consideration, where applicable, and in recognizing deferred tax assets and liabilities based on expected future taxable profits.

(x)	Consolidation:

The Company applies judgment in determining control over certain entities where the Company holds less than 50% of equity ownership. The judgment is based on a review of all contractual agreements to determine if the Company has control over the activities, projects, and financial and operating policies of the entities. The Company considered its aggregate economic interest in each of those entities along with other parties’ rights, including kick-out rights, and concluded that the Company is exercising its control as a principal.

21

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

3. Material accounting policies (continued):

(v) Adoption of new accounting standards:

The Company did not adopt any new or amended accounting standards during the year ended June 30, 2025.

(w) Accounting standards issued but not yet effective:

The IASB has issued the following new and amended standards and interpretations that will become effective in a future year and could have an impact on the consolidated financial statements in future periods. The Company is currently assessing the impact of the following new and amended standards and interpretations.

●	IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 and introduces a new structure for the statements of profit or loss, requiring entities to present operating, investing, and financing categories, and enhancing note disclosures. The amendments are effective for annual periods beginning on or after January 1, 2027.

●	IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. These amendments clarify the requirements for assessing contractual cash flow characteristics and introduce new disclosure requirements for investments in debt instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.

22

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

4. Short-term investments:

As at June 30, 2025, the Company held several Guaranteed Investment Certificates (“GICs”) classified as short-term investments, with an aggregate carrying value of $1,106. These GICs have one-year terms and bear interest ranging from 2.95% to 3.85%.

5. Trade and other receivables:

	June 30, 2025	June 30, 2024

Accounts receivable	$8,572	$966
GST/HST receivable	2,684	-
Due from related party (note 24)	55	-
Other receivable	2	323
Credit loss allowance (1) (2)	(26)	(174)
	$11,287	$1,115

(1)	In 2017, the Company entered into a sales contract with a group of limited partnerships now known as Solar Flow-Through Funds Ltd. (“SFF”) to provide development services for solar photovoltaic projects. The Company had written off receivables totaling $6,486 in the year ended June 30, 2019 due to cancellation of the projects by the Ontario government. During the year ended June 30, 2024, the previously written down $6,486 was partially settled by SFF with $1,750 in cash and through the issuance of 1,052,599 common shares of SFF. As the result, the Company recorded $4,839 in other income for the year ended June 30, 2024.

(2)	The Company’s changes in credit loss allowance for the year ended June 30, 2025 and 2024 are as follows:

	June 30, 2025	June 30, 2024

Credit loss allowance, beginning of the year	$(174)	$(6,486)
Recognition of credit loss	(26)	(174)
Recovery of credit loss	34	4,839
Written-off of credit loss	140	1,647
Credit loss allowance, end of the year	$(26)	$(174)

6. Prepaid expenses and deposits:

	June 30, 2025	June 30, 2024

Construction in progress deposits	$7,963	$2,543
Other prepaids and deposits	2,330	584
Balance, end of year	$10,293	$3,127

Current	9,558	3,127
Non-current	735	-
	$10,293	$3,127

23

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

7. Property, plant and equipment:

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2024	$19	$57	$36	$3,578	$3,690
Additions from acquisition (note 19)	-	-	-	34,772	34,772
Dispositions	(19)	(50)	-	(79)	(148)
Foreign currency impact	-	-	-	(2)	(2)
Balance, June 30, 2025	$-	$7	$36	$38,269	38,312

Accumulated depreciation:
Balance, June 30, 2024	$16	$45	$4	$170	$235
Dispositions	(16)	(39)	-	-	(55)
Depreciation	-	1	6	2,781	2,788
Impairment (note 25)	-	-	-	837	837
Foreign currency impact	-	-	-	-	-
Balance, June 30, 2025	$-	$7	$10	3,788	3,805
Net Book Value- June 30, 2025	$-	$-	$26	$34,481	$34,507

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2023	$19	$50	$-	$937	$1,006
Additions from acquisition (note 19)	-	-	-	3,100	3,100
Additions	-	7	36	-	43
Reclassification to tax equity asset (note 17)	-	-	-	(475)	(475)
Foreign currency impact	-	-	-	16	16
Balance, June 30, 2024	$19	$57	$36	$3,578	$3,690

Accumulated depreciation:
Balance, June 30, 2023	$14	$43	$-	$-	$57
Depreciation	2	2	4	170	178
Balance, June 30, 2024	$16	$45	$4	$170	$235
Net Book Value- June 30, 2024	$3	$12	$32	$3,408	$3,455

Total depreciation expense of $2,781 for IPP facilities are recorded in cost of goods sold for the year ended June 30, 2025 (June 30, 2024 - $170). The remaining $7 depreciation expense for the year ended June 30, 2025 is recorded as operating expenses (June 30, 2024 - $8).

24

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

8. Unbilled revenue:

As of June 30, 2025 and 2024, the Company’s unbilled revenue consists of projects revenue recognized through percentage of completion but invoice not yet issued.

	June 30, 2025	June 30, 2024
Beginning of the year	$667	$7,406
Amounts invoiced for prior year	(667)	(7,406)
Amount not invoiced	651	667
End of the year	$651	$667

9. Inventories:

As of June 30, 2025 and 2024, the Company’s inventory is comprised of development costs related to projects in the development pipeline.

	June 30, 2025	June 30, 2024
Beginning of the year	$6,531	$449
Development costs	25,641	6,903
Cost of goods sold	(23,633)	(338)
Project cancellations	(56)	(496)
Foreign currency impact	518	13
End of the year	$9,001	$6,531

10. Construction in progress:

Construction in progress represents costs incurred on IPP projects and BESS projects under construction. Once the projects are completed and placed into service, the projects are reclassified to property, plant and equipment and the accumulated costs are depreciated over the useful lives of the related assets. Detail of costs as at June 30, 2025 and 2024 are as follows:

	IPP facilities	Battery energy storage systems	Electric vehicle charging stations	Total

Balance, June 30, 2024	$8,909	$-	$-	$8,909
Additions, from acquisition (note 19)	-	10,020	542	10,562
Additions	568	15,520	-	16,088
Impairment (note 25)	-	(3,908)	-	(3,908)
Foreign currency impact	(29)	-	-	(29)
Balance, June 30, 2025	$9,448	$21,632	$542	31,622

Balance, June 30, 2023	$1,106	$-	$-	$1,106
Additions	7,688	-	-	7,688
Foreign currency impact	115	-	-	115
Balance, June 30, 2024	$8,909	$-	$-	$8,909

25

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

11. Trade and other payables:

	June 30, 2025	June 30, 2024
Accounts payable	$15,148	$1,048
Accrued liabilities	2,528	1,948
Other payable	2,121	1,570
GST/HST payable	1,845	-
Due to related party (note 24)	144	124
	$21,786	$4,690

12. Unearned revenue:

As of June 30, 2025 and 2024, the Company’s unearned revenue consists of payments received for EPC services projects not started yet.

	June 30, 2025	June 30, 2024
Beginning of the year	$4,600	$1,151
Revenue recognized for prior year	(4,600)	(16)
Advance payments	5,607	3,445
Foreign currency impact	91	20
End of the year	$5,698	$4,600

The Company expects to recognize this revenue as the related performance obligations are satisfied, substantially during the fiscal year ending June 30, 2026.

13. Right-of-use assets and lease liabilities:

The continuity of the right-of-use assets as of June 30, 2025 and 2024 is as follows:

Right-of-use asset	Office	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2024	$314	$-	$947	$1,261
Addition from acquisition (note 19)	-	-	8,168	8,168
Additions – asset retirement cost	-	-	123	123
Additions	-	33	-	33
Modifications	(17)	-	-	(17)
Balance, June 30, 2025	$297	$33	$9,238	$9,568

Accumulated Depreciation:
Balance, June 30, 2024	$124	$-	$52	$176
Modifications	(5)	-	-	(5)
Depreciation	83	8	718	809
Balance, June 30, 2025	$202	$8	$770	$980
Net Book Value, June 30, 2025	$95	$25	$8,468	$8,588

26

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

13. Right-of-use assets and lease liabilities (continued):

Right-of-use asset	Office	IPP Facilities	Total
Cost:
Balance, June 30, 2023	$198	$-	$198
Addition	116	947	1,063
Balance, June 30, 2024	$314	$947	$1,261

Accumulated Depreciation:
Balance, June 30, 2023	$53	$-	$53
Depreciation	71	52	123
Balance, June 30, 2024	$124	$52	$176
Net Book Value, June 30, 2024	$190	$895	$1,085

IPP facilities depreciation expense is recorded in cost of goods sold for the year ended June 30, 2025 of $718 (June 30, 2024 - $52). The remaining $91 for the year ended June 30, 2025 relate to office lease depreciation expense, which is recorded under operating expenses (June 30, 2024 - $71).

The continuity of the lease liabilities as of June 30, 2025 and 2024 is as follows:

Lease liabilities	Office	Vehicle	IPP Facilities	Total
Balance, June 30, 2024	$230	$-	$912	$1,142
Additions from acquisition (note 19)	-	-	7,043	7,043
Additions	-	33	-	33
Modifications	(17)	-	-	(17)
Payments	(114)	(10)	(857)	(981)
Interest accretion	15	2	444	461
Balance, June 30, 2025	$114	$25	$7,542	$7,681
Current	94	11	886	991
Non-current	20	14	6,656	6,690
Balance, June 30, 2025	$114	$25	$7,542	$7,681

Lease liabilities	Office	IPP Facilities	Total
Balance, June 30, 2023	$173	$-	$173
Additions	116	947	1,063
Payments	(81)	(73)	(154)
Interest accretion	22	38	60
Balance, June 30, 2024	$230	$912	$1,142
Current	96	53	149
Non-current	134	859	993
Balance, June 30, 2024	$230	$912	$1,142

27

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

13. Right-of-use assets and lease liabilities (continued):

The maturity analysis of the Company’s contractual undiscounted lease liabilities as of June 30, 2025 is as follows:

July 1, 2025 – June 30, 2026	$1,098
July 1, 2026 – June 30, 2027	910
July 1, 2027 – June 30, 2028	880
July 1, 2028 – June 30, 2029	877
July 1, 2029 onward	6,775
Total	$10,540

14. Intangible assets:

	FIT contracts	BESS contracts	Total
Cost:
Balance, June 30, 2024	$2,110	$-	$2,110
Additions from acquisition (note 19)	16,790	4,130	20,920
Balance, June 30, 2025	$18,900	$4,130	$23,030

Accumulated amortization:
Balance, June 30, 2024	$109	$-	$109
Amortization	1,471	-	1,471
Impairment (note 25)	6,766	646	7,412
Balance, June 30, 2025	$8,346	$646	$8,992
Net Book Value, June 30, 2025	$10,554	$3,484	$14,038

	FIT contracts	BESS contracts	Total
Cost:
Balance, June 30, 2023	$-	$-	$-
Additions from acquisition (note 19)	2,110	-	2,110
Balance, June 30, 2024	$2,110	$-	$2,110

Accumulated amortization:
Balance, June 30, 2023	$-	$-	$-
Amortization	109	-	109
Balance, June 30, 2024	$109	$-	$109
Net Book Value, June 30, 2024	$2,001	$-	$2,001

Total amortization expenses of $1,471 are recorded in cost of goods sold for the year ended June 30, 2025 (June 30, 2024 - $109).

28

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

15. Short-term loans:

	Maturity	Interest rate		June 30, 2025	June 30, 2024
Line of credit	N/A	$	Floating	$-	$-
RE Royalty	November 26, 2025		Fixed	3,000	-
Geddes Construction Loan	within 12 months of June 30, 2025		Floating	1,734	1,310
Total		$		$4,734	$1,310

Line of Credit

On August 31, 2024, the Company’s subsidiary obtained a line of credit for USD$1,000. The principal balance shall bear interest at a per annum rate of 2.5% above the greater of (a) the Daily Simple Secured Overnight Financing Rate (“SOFR”), or (b) 0.0% (the “Index Floor”). The line of credit is guaranteed by the Company. As at June 30, 2024 and June 30, 2025, no amounts had been drawn under the line of credit. The agreement does not include any financial covenants.

RE Royalty

On November 13, 2024, the Company’s subsidiary entered into a loan agreement for a principal amount of $3,000. The loan has a maturity date of November 26, 2025. Interest on the loan shall accrue at the rate of 11% per annum, compounded and payable quarterly. The agreement does not include any financial covenants.

Geddes Construction Loan

On June 24, 2024, the Company entered into a Construction Loan Agreement, with Seminole Financial Services, LLC., for the construction of the Geddes project (the “Geddes Construction Loan”). The Geddes Construction Loan is for a principal amount of up to USD $2,600, based on the actual cost of the project. The Geddes Construction Loan advancement amount shall accrue interest, which is to be added to the outstanding principal balance starting from the date of receipt, at a variable rate per annum equal to the One Month Chicago Mercantile Exchange (“CME”) Term SOFR plus a margin of 4%. The loan is secured against the assets associated with the Geddes project and the Company has provided a guarantee of completion and payment. Upon receiving permission to operate the Geddes Project, the loan advancement shall convert into a 6-year long-term loan with a fixed interest rate to be determined upon the conversion. The current project assets are classified as CIP with a carrying amount of $9,448. As construction of the project has been completed and management is in the process of obtaining the required operating permits and completing the conversion process, which is expected to occur in the near term. Upon conversion, the loan will become a long-term facility with a maturity of 6 years.

29

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

16. Long-term debt:

	June 30, 2025	June 30, 2024
Long-term loans	$52,739	$4,068
Construction loans	9,573	-
Highly Affected Sectors Credit Availability Program	648	759
Total	62,960	4,827
Less: current portion	9,170	448
Long-term portion	$53,790	$4,379

Long-term loans

Two loans were originally obtained on December 14, 2017 for a total principal amount of $6,071 with a variable interest rate based on Three Month Banker’s Acceptance Rate plus 1.98% which OFIT GM and OFIT RT have entered into interest rate swap agreements on the same loan grant date to fix the annual interest rate at 4.75%. The loans will mature on December 14, 2029. The interests are payable quarterly and principal are payable semi-annually, both commenced on March 19, 2018. The loans are guaranteed by Panasonic Corporation North America and collateralized by the solar projects owned by OFIT GM and OFIT RT, including related contracts such as FIT contracts, site leases and similar contracts. During the year ended June 30, 2025, the interest recorded and paid was $190 (June 30, 2024 – $153).

The Company assumed 51 term loans from the SFF acquisition, which are secured by the underlying solar power system assets. The total carrying value of these loans was $52,686 as at July 8, 2024 (note 19). The loans have interest payable quarterly with variable interest rates ranging from 1.56% to 3.34% plus Canadian Overnight Repo Rate Average (“CORRA”) and with fixed interest rates ranging from 4.45% to 6.06%. The remaining term range of the loans are 1 to 15 years maturing between 2026 and 2040. During the year ended June 30, 2025, the interest recorded and paid was $2,471 (June 30, 2024 – nil).

Certain project debt agreements require the Company to maintain restricted cash balances in designated reserve accounts. These balances are not available for general corporate purposes and are held at the project level to satisfy financing requirements (note 32).

Interest rate swaps are accounted for as derivatives assets or liabilities and recorded at fair value on the consolidated statements of financial position with change in fair value recorded in profit or loss. For the year ended June 30, 2025, the Company recorded fair value change loss of $1,340 in the consolidated statements of comprehensive income (loss) (June 30, 2024 - $137).

Construction loans

During the year ended June 30, 2025, the Company entered into a credit agreement with Royal Bank of Canada (“RBC”) as Lenders, Administrative Agent and Collateral Agent for the Lenders, and obtained an advancement of $10,091 for the construction of certain BESS projects in Ontario. RBC retained an upfront fee amount of $814. The Company entered into interest rate swap agreement on the loan to fix the annual interest rate at 5.085%. There was no gain/loss on derivative asset for this loan for the year ended June 30, 2025.

30

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

16. Long-term debt (continued):

Highly Affected Sectors Credit Availability Program

In 2021, the Company received a Highly Affected Sectors Credit Availability Program (“HASCAP”) loan for a total of $1,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments commenced in May 2022. During the year ended June 30, 2025, the interest recorded and paid was $28 (2024 - $32).

Estimated principal repayments for the Company’s long-term debt are as follows:

2025	$6,453
2026	9,492
2027	6,428
2028	12,242
2029 onwards	28,345
Total	$62,960

As at June 30, 2025, the Company was not in compliance with certain financial covenants associated with certain long-term debt. As a result, the amount of $3,461, which was originally presented as non-current, has been reclassified to current liabilities in these consolidated financial statements, in accordance with IAS 1, Presentation of Financial Statements, as the Company did not have an unconditional right to defer repayment for at least twelve months after the reporting date. Management is in discussions with the lenders to address the non-compliance, which may include amendments to the facilities, obtaining waivers, or refinancing.

17. Tax equity:

On June 20, 2023, the Company acquired a 67% membership interest in Solar Alliance DevCo, an entity which owns and operates certain solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the capital cost of the solar facilities.

Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the EIR method. Amortized cost is affected by the allocation of ITCs (in tax equity assets), taxable income, and accelerated tax depreciation. Financing expenses represent the interest accretion using the EIR. The EIR of the tax equity was determined to be 9%, based on a loan value of $461 at the acquisition date. The arrangement has an estimated maturity date in 2028, representing the expected flip point, with a 99% ownership allocation reflecting the distribution of taxable income or loss prior to the flip date. The corresponding tax equity asset acquired on acquisition date was $475.

Tax equity investors in US solar projects generally require sponsor guarantees as a condition to their investment. To support the tax equity investments, the Company executed guarantees indemnifying the tax equity investors against certain breaches of project level representations, warranties and covenants and other events. The Company believes these indemnifications cover matters which are substantially under its control and are unlikely to occur.

The Company recognized $8 related to ITC distribution as other income for the year ended June 30, 2025 (June 30, 2024 - $33). In addition, interest accretion of $31 was recognized for the year ended June 30, 2025 (June 30, 2024 - $32).

31

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

18. Provisions:

The Company recognizes provisions for asset retirement costs associated with its leased facilities where it has obligations under lease agreements to restore premises to their original condition at the end of the lease term. As there were no asset retirement provisions required in the prior year, no comparative figures are presented in the below table.

2025
Beginning of the year	$-
Additions from acquisition (note 19)	2,129
Additions	202
Decrease in liability	(14)
Accretion expense	84
End of the year	$2,401

19. Acquisitions:

Solar Flow-Through Funds Ltd (“SFF”)

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of issuance of up to 5,859,561 common shares of PowerBank (“PowerBank Shares”) for an aggregate purchase price of up to $41,800. The Company acquired the remaining shares issued and outstanding, representing 84.18%, for consideration valued at $45,000 as of the date of this agreement. The number of PowerBank Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). The primary reason for the business combination was for the Company to acquire SFF’s 70 operating solar power sites, along with its pipeline of battery energy storage system (“BESS”) projects and electric vehicle charging stations. The Company closed the acquisition of SFF on July 8, 2024. During the year ended June 30, 2025, the Company incurred $15 (June 30, 2024 - $167) in acquisition costs related to the SFF transaction, which were expensed.

The consideration for the acquisition of SFF consisted of an upfront payment of 3,575,632 PowerBank Shares and a contingent payment representing up to an additional 2,283,929 PowerBank Shares that will be issued in the form of contingent value rights (“CVRs”). The PowerBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio (note 16) have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the BESS portfolio shall be revalued and PowerBank shall then issue PowerBank Shares having an aggregate value that is equal to the lesser of (i) $16,310 and (ii) the final valuation of the BESS portfolio determined by a third party financial valuator plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 PowerBank Shares. The fair value of the CVRs at the acquisition date was estimated based on the maximum number of additional shares expected to be issued (2,283,929 shares) multiplied by the PowerBank closing share price on the acquisition date of $8.01, and the CVRs and common shares were further discounted to reflect the impact of the escrow-related resale restrictions on the timing of when those shares become freely tradable.

The acquisition of SFF is considered a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and liabilities assumed were recorded at their estimated fair value at the acquisition date. The Company finalized its purchase price allocation during the year ended June 30, 2025.

32

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

19. Acquisitions (continued):

For the period from July 8, 2024 to June 30, 2025, SFF contributed revenue of $8,417 and net loss of $32,495. Had the acquisition taken place on July 1, 2024, revenue and net loss included in the consolidated statements of net loss for the period from July 1, 2024 to June 30, 2025 would have been similar to the results from July 8, 2024 to June 30, 2025. In determining these amounts, management has assumed the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on July 1, 2024.

The allocation of the purchase consideration to the total fair value of net assets acquired on SFF acquisition date is as follows:

Fair value of net identified assets acquired
Cash(1)	$9,887
Trade and other receivables	4,676
Short-term investments	640
Prepaid expenses and deposits	684
Right-of-use assets	8,168
Property, plant and equipment	34,772
Construction in progress	10,562
Intangible assets	20,920
Other assets	814
Derivative financial instruments	1,530
Accounts payable and accruals	(7,466)
Asset retirement obligations	(2,129)
Long-term debt	(52,686)
Lease liabilities	(7,043)
Deferred tax liabilities	(9,935)
Due to related parties	(1,435)
Identifiable net assets	11,959
Goodwill	20,544
Net assets acquired	$32,503

Common shares issued	$19,950
Contingent value rights	10,214
Purchase price adjustment for total shares outstanding	2,339
Total consideration	$32,503

(1)	The balance includes restricted cash balances totaling $6,517 comprised of $2,630 classified as current and $3,887 classified as non-current.

The fair value of intangible assets, which consist of the power purchase agreements known as Feed-In-Tariff (“FIT”) contracts and BESS contracts with the IESO, was calculated using the multi-period excess earnings method as the Company is project revenue and net income attributable to the contracts going forward. The fair value of property, plant and equipment was established using the cost approach. The long-term loans were valued using a discounted cash flow approach. The goodwill recognized upon acquisition of SFF is attributable to expected synergies from integrating SFF’s solar development platform with the Company’s existing renewable energy operations, benefits of an expanded project pipeline, and other intangible elements such as market presence that do not qualify for separate recognition. The goodwill is not deductible for tax purposes.

33

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

19. Acquisitions (continued):

Immediately prior to obtaining control, the Company held an equity interest in SFF. In accordance with IFRS 3, this previously held equity interest was remeasured to its acquisition-date fair value, with any resulting gain or loss recognized in profit or loss. The fair value of the previously held equity interest was estimated at $2,339 as at the acquisition date, based on a discounted cash flow analysis that incorporated management’s forecast of SFF’s future cash flows and an appropriate discount rate reflecting the risks associated with those cash flows. The remeasurement of this previously held equity interest resulted in a loss on investment $2,813 which has been recognized within loss on investments in the consolidated statements of comprehensive income (loss).

Prior to the acquisition, the Company and SFF had a pre-existing relationship consisting of an outstanding unbilled revenue balance of $572. In accordance with IFRS 3, Business Combination, the settlement of a pre-existing relationship is accounted for separately from the business combination. As such, this balance was not included as part of the consideration transferred. Instead, the Company derecognized the unbilled revenue and recognized a loss for the full carrying amount of $572 in the statement of comprehensive loss within loss on investment, as no consideration was received for this balance upon acquisition.

The CVR liabilities are classified as financial liabilities and are remeasured at fair value at each reporting period, with changes recognized in profit or loss in accordance with IFRS 9, Financial Instruments. During the year ended June 30, 2025, the Company recognized a fair value gain of $7,195, which is included in the consolidated statements of comprehensive income (loss).

OFIT GM Inc. (“OFIT GM”) and OFIT RT Inc. (“OFIT RT”)

The Company entered into share purchase agreements (the “OFIT SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “OFIT Projects”) for consideration of $433 cash and 278,875 common shares (the “OFIT Consideration Shares”) of the Company (the “OFIT Transaction”). OFIT GM and OFIT RT (the “OFIT Purchased Entities”) have been operating the OFIT Projects since 2017. The transaction was closed on November 1, 2023 (the “OFIT acquisition date”) and the Company incurred minimal acquisition-related costs on the OFIT Transaction. The shares of the OFIT Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. Pursuant to the terms of the OFIT SPAs, the Company acquired 49.9% ownership of OFIT RT where Whitesand First Nation owns the remaining shares of OFIT RT. The Company also acquired 49.9% ownership of OFIT GM where the Town of Kapuskasing owned the remaining shares of OFIT GM. The shares owned by the Town of Kapuskasing and Whitesand First Nation have no voting right, hence, the Company controls and consolidates the OFIT Purchased Entities. The acquisition is part of the Company’s continued growth of its independent power producer portfolio.

The President & Chief Executive Officer and a director of the Company was indirectly a shareholder of the OFIT Purchased Entities and indirectly received one-third of the OFIT Consideration Shares. As a result, the OFIT Transaction is considered a related party transaction.

The acquisition of the OFIT Purchased Entities is considered a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and liabilities assumed were recorded at their estimated fair value at the acquisition date. The Company finalized its purchase price allocation during the year ended June 30, 2024.

For the period during November 1, 2023 to June 30, 2024, OFIT GM and OFIT RT contributed revenue of $366 and $143, respectively, and incurred a net loss of $160 and $60, respectively. Had the acquisition occurred on July 1, 2023, management estimates that the OFIT GM and OFIT RT revenue would have been $712 and net loss would have been $894 for the year ended June 30, 2024. Had the acquisition occurred on July 1, 2023, management estimates that the consolidated revenue would have been $58,580 and consolidated net loss would have been $4,251 for the year ended June 30, 2024. In determining these amounts, management has assumed the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on July 1, 2023.

34

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

19. Acquisitions (continued):

The allocation of the purchase consideration to the total fair value of net assets acquired on OFIT acquisition date is as follows:

Fair value of net assets (liabilities) acquired	OFIT GM	OFIT RT	Total
Cash	$243	$201	$444
Trade and other receivables	6	27	33
Prepaid expenses and deposits	11	5	16
Property, plant and equipment	2,165	935	3,100
Derivative financial instruments	211	79	290
Current liabilities	(30)	(9)	(39)
Long-term loans	(3,200)	(1,196)	(4,396)
Deferred tax liability	(758)	(331)	(1,089)
Identifiable net liabilities assumed at fair value	$(1,352)	$(289)	$(1,641)
Intangible asset	1,500	610	2,110
Goodwill	3,522	1,017	4,539
Non-controlling interest	(1,839)	(670)	(2,509)
Net asset acquired	$1,831	$668	$2,499

Consideration paid in cash	232	201	433
Consideration paid in common shares	1,599	467	2,066
Total consideration	$1,831	$668	$2,499

The fair value of intangible assets, which consist of the power purchase agreements known as Feed-In-Tariff (“FIT”) contracts with the IESO, was calculated using the multi-period excess earnings method as the Company is project revenue and net income attributable to the FIT contracts going forward. The fair value of property, plant and equipment was established using the cost approach. The long-term loans were valued using a discounted cash flow approach. Non-controlling interest was calculated based on the proportionate interest in the recognized amounts of the asset and liabilities of OFIT GM and OFIT RT on the acquisition date. The goodwill is attributable to the synergies expected to be achieved from integrating the OFIT GM and OFIT RT IPP operations into the Company’s operations. The goodwill is not deductible for tax purposes.

35

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

20. Financial instruments:

The Company as part of its operations carries financial instruments consisting of cash, trade and other receivables, unbilled revenue, derivative assets, investment, trade and other payables, short-term loans, long-term debt, lease labilities, and other long-term liabilities.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments (note 16). The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap is determined using Level 2 inputs.

The carrying amounts of cash, restricted cash, short-term investments, trade and other receivables, unbilled revenue, and trade and other payables approximate their fair values due to the short-term maturities of these items.

The carrying amounts of short-term loans, long-term debt, and lease liabilities approximate their fair value as management believes the applicable interest rates approximate current market rates for debt with similar terms and security.

The warrants grant holders the right to acquire common shares of the Company. As the warrants are exercisable at a price denominated in U.S. dollars, the exercise price is not a fixed amount of cash in the Company’s functional currency. Consequently, the warrants do not meet the ‘fixed-for-fixed’ criterion under IAS 32 and are classified as derivative financial liabilities. They are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss. Fair value is determined based on the market value of the underlying common shares at the reporting date.

The fair value of the Company’s embedded derivative instruments related to the contingent value right (“CVR”) liability was determined using the income approach, which included certain assumptions about the operating, investing, and financing inputs. In estimating the fair value of the financial liability, the Company uses market-observable data to the extent it is available. As CVR does not have Level 1 inputs, management applies Level 2 or Level 3 inputs, including internally developed models, unobservable assumptions, and other inputs not derived from active market data, to determine the appropriate fair value at the reporting date.

36

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

20. Financial instruments (continued):

Financial risk management:

(i)	Credit risk and economic dependence:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Receivables from projects are from reputable customers with past working relations with the Company. IPP revenues are due from local government utility with high creditworthiness. Cash and short-term investment have low credit risk as it is held by internationally recognized financial institutions.

(ii)	Currency risk:

The Company conducts business in Canada and United States and has subsidiaries operating in the same countries. The Company, and its subsidiaries, do not hold significant asset and liabilities denominated in foreign currencies. As a result, the Company has low currency risk.

(iii)	Concentration risk and economic dependence:

The accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of revenue as well as customers who account for over 10% of accounts receivable.

June 30, 2025	Revenue	% of revenue
Customer A	$5,363	13%
Customer C	$13,950	34%
Customer D	$8,982	22%

June 30, 2024	Revenue	% of revenue
Customer A	$6,551	11%
Customer C	$41,800	72%

June 30, 2025	Accounts receivable	% of accounts receivable
Customer B	$1,317	15%
Customer C	$1,262	15%
Customer D	$3,156	37%

June 30, 2024	Accounts receivable	% of accounts receivable
Customer E	$531	48%

37

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

20. Financial instruments (continued):

(iv)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

The following are the remaining contractual obligations as at June 30, 2025:

	Total	Less than one year	1 to 2 years	3 to 5 years	More than 5 years
Short-term loans	$4,734	$4,734	$-	$-	$-
Long-term debt	62,960	6,453	9,492	18,670	28,345
Lease liabilities	10,540	1,098	910	1,757	6,775
Trade and other payable	21,786	21,786	-	-	-
Total	$100,020	$34,071	$10,402	$20,427	$35,120

(v)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term debt, obtained from the acquisition of OFIT GM, OFIT RT and SFF, have a fixed rate which is achieved by entering into interest rate swap agreements.

The Company held the Geddes Construction Loan which is subject to interest rate risk due to variable rate charged (note 15). A change of 100 basis points in interest rates would have increased or decreased the interest amount (added to the loan principal balance) by $14 (June 30, 2024 - $13).

38

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

21. Share Capital:

(a)	Authorized share capital as at June 30, 2025 and June 30, 2024

Unlimited number of common shares with no par value.

(b)	Issued and outstanding share capital

On June 30, 2025, the Company had 35,433,947 common shares issued and outstanding (June 30, 2024 - 27,191,075). A summary of changes in share capital is presented in the consolidated statements of changes in shareholders’ equity:

	Number of Common shares	Share Capital
Balance, July 1, 2023	26,800,000	$6,855
Common shares issued, net of costs	2,200	22
Equity warrants exercised (note 21d)	110,000	83
Acquisition of OFIT GM and OFIT RT (note 19)	278,875	2,066

Balance, June 30, 2024	27,191,075	$9,026
Common shares issued, net of costs	990,726	3,550
Equity warrants exercised (note 21d)	235,000	176
RSU exercised (note 22b)	508,381	1,874
Share-based compensation (note 22a)	81,551	384
Share option exercised (note 22a)	457,215	2,919
Equity warrant granted (note 21d)	-	791
Shelf prospectus shares issued (note 21c)	2,394,367	6,615
Acquisition of Solar Flow-Through Funds (note 19)	3,575,632	19,950
Balance, June 30, 2025	35,433,947	$45,285

(c)	Shelf prospectus shares issued:

On March 24, 2025, the Company completed a registered direct offering of 2,394,367 units each consisting of a common share at a subscription price of $5.08 per share (US$3.55), and a warrant with exercise price of $6.37 per warrant (US$4.45).

The proceeds from the offering were allocated between the common shares and the liability warrants based on their respective fair values at the date of issuance. The fair value of the warrants was determined on the issuance date using the Black-Scholes option pricing model and was estimated at $4,975. The residual amount of the transaction price, after allocating to the warrant component, was attributed to the common shares and amounted to $7,195. The warrants are classified as financial liabilities and are remeasured at fair value at each reporting period, with changes recognized in profit or loss in accordance with IFRS 9, Financial Instruments (note 31). The common shares are classified as equity.

A total of $981 in legal and other issuance costs was incurred. Of this, $401 related to the warrants and was expensed immediately in profit or loss, while $580 related to the common shares and was deducted from equity.

39

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

21. Share Capital (continued):

(d)	Warrants

The movement in warrants during the year was as follows:

	June 30, 2025			June 30, 2024
	Number of warrants	Weighted average exercise price per warrant	Weighted Average Remaining Life (years)	Number of warrants	Weighted average exercise price per warrant	Weighted Average Remaining Life (years)
Outstanding, beginning of the year	7,873,000	$0.38	3.35	7,983,000	$0.39	4.33
Granted	119,718	6.61	-	-	-	-
Exercised	(235,000)	0.75	-	(110,000)	0.75	-
Outstanding, end of the year	7,757,718	$0.52		7,873,000	$0.38
Weighted average remaining Life (years)	-	-	2.43	-	-	3.35

As compensation related to the shelf prospectus offering (note 21c) completed on March 24, 2025, the Company issued 119,718 equity warrants to the placement agent. Each warrant entitles the holder to purchase one common share of the Company at an exercise price equal to 130% of the offering price per share, or $6.61 per warrant (US$4.62). The warrants have a contractual term of five years and are classified as equity instruments. The warrants were valued at $791, the fair value of the services received.

40

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

22. Share-based compensation:

(a)	Share-based compensation:

The Board of Directors has adopted the Share Compensation Plan on November 4, 2022. Under this plan, the aggregate number of common shares that may be reserved and available for grant and issuance pursuant to the exercise of options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares at the time of granting. The exercise price per common share for an option and RSU granted shall not be less than the market price. Every option and RSU shall have a term not exceeding and shall expire no later than 5 years after the date of grant.

Details of the share option outstanding as at June 30, 2025 and 2024 are as follows:

	June 30, 2025		June 30, 2024
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
Outstanding, beginning of the year	2,759,000	$0.75	2,759,000	$0.75
Granted	113,051	4.08	82,500	6.60
Exercised (1)	(588,051)	1.29	-	-
Forfeited	-	-	(82,500)	6.60
Outstanding, end of the year	2,284,000	0.78	2,759,000	0.75
Exercisable share options, end of year	2,259,500	0.76	1,379,500	0.75

(1)	The employee share options exercised resulting in issuance of 457,215 Common Shares after reductions for a cashless exercise component.

As at June 30, 2025, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Range of exercise prices	Number outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)
$0.75	2,252,500	$0.75	2.32
$2.20 - $3.43	31,500	2.62	4.91
	2,284,000	$0.78	2.36

41

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

22. Share-based compensation (continued):

During the year ended June 30, 2025, the Company granted share options on three grant dates. The fair value of the share options were valued at the date of grant using the Black-Scholes option pricing model with assumptions for a risk free interest rate, expected volatility, expected life until exercise and dividend yield. The weighted average expected option life is calculated based on the remaining expected option life of each option granted. As the Company has not paid any dividends on its subordinate voting shares to date, no dividend yield is included in the fair value calculation for the share options granted. The following table summarizes the share options granted during the year ended June 30, 2025 and the respective assumptions.

Grant date	April 02, 2025	May 27, 2025	June 24, 2025
Options granted	7,500	10,000	14,000
Granted value	$1.07	$0.70	$0.79
Expense during year ended June 30, 2025	$1	$1	$6
Vesting period (years)	2 years	2 years	2 years
Risk free interest rate	2.54%	2.80%	2.82%
Volatility	30.15%	30.28%	30.36%
Expected life (years)	5 years	5 years	5 years
Dividend yield	-	-	-

All share options granted during the year ended June 30, 2024 were forfeited prior to the first vesting date; therefore, no expense was recognized in relation to these grants. During the year ended June 30, 2025, compensation expense related to share options was $159 (June 30, 2024 - $795).

In addition, during the year ended June 30, 2025, the Company granted 62,870 common shares at a fair value of $2.29 per share in exchange for consulting services, resulting in the recognition of $144 as consulting fees expense. Out of granted 62,870 common shares, 39,844 common shares were issued during the year ended June 30, 2025.

In October 2024, the Company issued 41,707 common shares at a fair value of $6.90 per share to former SFF directors in settlement of bonus entitlements that had been accrued by SFF in the prior fiscal year, before the acquisition. The total amount of $288 had been recognized as consulting fee expense by SFF in fiscal year 2024 and, as such, did not affect the Company’s post-acquisition profit or loss.

42

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

22. Share-based compensation (continued):

(b)	Restricted Share Units (“RSUs”)

Details of the RSUs outstanding as at June 30, 2025 and 2024 are as follows:

	June 30, 2025		June 30, 2024
	Number of RSU	Weighted average grant date fair value per RSU	Number of RSU	Weighted average grant date fair value per RSU
Outstanding, beginning of the year	265,000	$0.86	265,000	$0.86
Granted	520,058	3.09	-	-
Exercised	(508,381)	3.11	-	-
Forfeited	-	-	-	-
Outstanding, end of the year	276,677	$0.91	265,000	$0.86

During the year ended June 30, 2025, the Company granted equity settled RSUs on the grant dates in the following table. The RSUs were valued at the market price on the grant date. RSUs will generally be settled upon or shortly after vesting. The vesting schedule for RSU varies by agreement and is determined by the contractual terms. The table below presents the RSUs granted and related grant details for the year ended June 30, 2025. No RSUs were granted during the year ended June 30, 2024.

Grant Date		RSUs Granted	Grant Value	Expense during year ended June 30, 2025	Vesting Date (1)
2025-01-13	(2)	200,000	$590	$590	April 15, 2025
2025-02-18	(3)	1,913	13	13	February 19, 2025
2025-04-02	(4)	20,000	67	63	August 1, 2025
2025-04-08	(5)	281,468	980	930	April 14, 2025
2025-06-24	(6)	16,677	41	12	July 15, 2025

(1)	Vesting Date reflects the final vesting date if vesting occurs in tranches over a period of time.

(2)	RSUs vested monthly in equal tranches over four months beginning on January 15, 2025.

(3)	RSUs vested on February 19, 2025.

(4)	RSUs will vest monthly in equal tranches over four months beginning on May 15, 2025.

(5)	RSUs vested on April 14, 2025.

(6)	RSUs will vest on July 15, 2025.

For the year ended June 30, 2025, total share-based compensation expense was $1,608 (June 30, 2024 – $65), of which $18 (June 30, 2024 – $24) was recognized as share-based compensation expense and $1,590 (June 30, 2024 – $41) was recorded as consulting fees.

43

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

23. Non-Controlling Interest:

On November 1, 2023, the Company acquired 49.90% interest in both OFIT GM and OFIT RT. For the period from November 1, 2023 to June 30, 2024, net loss of $80 in OFIT GM and $30 in OFIT RT were allocated to non-controlling interest.

On July 8, 2024, the Company completed the acquisition of SFF. Through SFF’s wholly and partially owned subsidiaries, SFF holds ownership interests in its special purpose vehicles, with ownership percentages ranging from 25% to 100%.

On February 19, 2025, the Company purchased 24.95% of the shares of 2387280 Ontario Inc. previously owned by Blackstone Energy Solutions Inc.

During the year ended June 30, 2025, the Company amended a shareholder agreement to establish fixed payments to a non-controlling shareholder. This amendment resulted in the related interest meeting the definition of a financial liability under IAS 32, Financial Instruments: Presentation, as it creates a contractual obligation to deliver cash irrespective of project performance. Accordingly, the balance previously presented within equity in the prior year has been remeasured and reclassified to other liabilities due to non-controlling interest holders, and is now included within trade and other payables and other long-term liabilities in the consolidated statements of financial position. In addition, non-controlling interests arising from SFF entities acquired during the year have been evaluated under the same principles. Where contractual arrangements create an obligation to deliver fixed or determinable payments to minority shareholders, such balances are classified as a financial liability. All other non-controlling interests without such obligations continue to be presented within equity, separately from the equity attributable to the owners of the parent, in accordance with IFRS 10.

June 30, 2025
Other long-term liabilities	$693
Trade and other payables	$38

Summarized financial information for the Company’s subsidiaries that have non-controlling interests is set out below. The amounts are before intercompany eliminations.

As at June 30, 2025:	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI
2467264 Ontario Inc.	$2	$-	$(928)	$-	$(926)	$(45)
OFIT RT	156	1,747	(136)	(1,510)	257	564
	$158	$1,747	$(1,064)	$(1,510)	$(669)	$519

As at June 30, 2024:	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI
2467264 Ontario Inc.	$2	$-	$(928)	$-	$(926)	$(45)
OFIT GM	561	4,237	(771)	(4,039)	(12)	1,766
OFIT RT	160	1,768	(98)	(1,569)	261	640
	$723	$6,005	$1,797	$5,608	$(677)	$2,361

44

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

23. Non-Controlling Interest (continued):

	Year ended June 30, 2025
	Comprehensive income (loss)	Allocated to NCI
OFIT RT	$(152)	$(76)
2467264 Ontario Inc.	-	-
	$(152)	$(76)

	Year ended June 30, 2024
	Comprehensive income (loss)	Allocated to NCI

2467264 Ontario Inc.	$156	$-
OFIT GM	(160)	(80)
OFIT RT	(60)	(30)
Solar Alliance DevCo LLC	61	15
	$(3)	(95)

	Year ended June 30, 2025
	Net cash flows from operating activities	Net cash flows from investing activities	Net cash flows used in financing activities

OFIT RT	$71	$-	$58
2467264 Ontario Inc.	-	-	-

	Year ended June 30, 2024
	Net cash flows from operating activities	Net cash flows from investing activities	Net cash flows used in financing activities

2467264 Ontario Inc.	$2	$-	$-
OFIT GM	434	243	(289)
OFIT RT	25	201	(106)

45

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

24. Related Party Transactions and Balances:

The Company enters into transactions with related parties in the normal course of business. Related parties include subsidiaries, entities under common control, entities over which directors or key management personnel (“KMP”) have significant influence, and close family members of KMP. All related party transactions are measured at the exchange amount, which is the amount agreed to by the parties.

As at June 30, 2025, amounts due to directors and other members of KMP were comprised of $144 (June 30, 2024 - $124) included in trade and other payables, $861 included in other long-term liabilities (June 30, 2024 – nil), and $55 (June 30, 2024 – nil) included in trade and other receivables.

(a)	Transactions with related parties

The following table summarizes costs incurred or recovered from related parties during the year ended June 30:

	Nature of Relationship	Nature of Transactions	2025	2024
Light Voltaic Corporation	Controlled by a director	Consulting services	$717	$414
The Phoenix Trendz Inc.	Controlled by KMP	Consulting services	$287	$188
Art Vancouver	Controlled by a director	Consulting services	$389	$-

(b)	Balances with related parties

Outstanding balances with related parties are summarized as follows:

	June 30, 2025		June 30, 2024
	Receivable/ (Payable)	Balance Sheet Presentation	Receivable/ (Payable)	Balance Sheet Presentation
Light Voltaic Corporation	$(144)	Trade and other payables	$(8)	Trade and other payables
Wear Wolfin Design	(52)	Other long-term liabilities	-	Not applicable
Berkley Renewables Inc.	(809)	Other long-term liabilities	-	Not applicable
WestKam Gold Corp.	55	Trade and other receivables	-	Not applicable
Total	$(950)		$(8)

(c)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the year ended June 30, 2025 and 2024 were as follows:

	June 30, 2025	June 30, 2024
Salaries and employee benefits	$2,280	$1,516
Share-based compensation	$144	$487

46

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

25. Goodwill and Long-Lived Assets Impairment:

As at June 30, 2025, the Company has goodwill of $2,766 (June 30, 2024 - $439) following recognition of impairment losses during the year. Goodwill is attributable to the following cash generating units (“CGUs”) arising on the respective dates of acquisition. All goodwill and impairment losses were allocated to CGUs within the IPP Production segment.

Cash Generating Unit	Acquisition Date	June 30, 2025	June 30, 2024
OFIT GM	November 1, 2023	$289	$3,522
Impairment loss		(289)	(3,233)
OFIT RT	November 1, 2023	150	1,017
Impairment loss		(150)	(867)
SFF	July 8, 2024	20,544	-
Impairment loss		(17,778)	-
		$2,766	$439

As at July 9, 2024, the Company performed an impairment testing of goodwill and long-lived assets at the CGU level for SFF due to an indicator of impairment arising from the internal rate of return implied in the enterprise value being lower than the weight average cost of capital. Based on this test, the Company recognized the following impairment loss of $17,778 as a write-down of goodwill related to the SFF CGUs.

SFF Cash Generating Units	Construction in progress	Intangible assets	Other net assets	Goodwill	Total
Carrying value, July 9, 2024	$10,564	$20,920	$22,540	$20,544	$74,568
Impairment	-	-		(17,778)	(17,778)
Recoverable amount, July 9, 2024	$10,564	$20,920	$22,540	$2,766	$56,790

As at June 30, 2025, the Company performed an annual impairment testing of goodwill and long-lived assets in accordance with IAS 36. The recoverable amounts were determined based on the higher of value in use (“VIU”) and fair value less costs of disposal (“FVLCD”), using discounted cash flow models. The key assumptions applied in estimating the recoverable amounts based on VIU of the impairment tests were as follows:

Cash Generating Unit	OFIT GM	OFIT RT	SFF
Discount rate (pre-tax)	13.50%	13.90%	9.18%
Revenue equipment degradation rate	0.55%	0.55%	0.74%
Normal use life of assets	Remaining contract life of power purchase agreements
Operating expense inflation	2.00%	2.00%	2.00%

Cash flows beyond the contract period were not assumed for the solar projects as they are expected to cease operating at FIT contract expiry under current forecasts. The pre-tax discount rates were derived from the Company’s weighted average cost of capital. The carrying values, recoverable amounts and impairment losses recognized were as follows:

47

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

25. Goodwill and Long-Lived Assets Impairment (continued):

OFIT GM Cash Generating Unit	Property, plant, and equipment	Intangible assets	Other net liabilities	Goodwill	Total
Carrying value, June 30, 2025	$1,913	$1,307	$(22)	$289	$3,487
Impairment	(490)	(335)	-	(289)	(1,114)
Recoverable amount, June 30, 2025	$1,423	$972	$(22)	$-	$2,373

OFIT GM Cash Generating Unit	Property, plant, and equipment	Intangible assets	Other net assets	Goodwill	Total
Carrying value, June 30, 2024	$2,064	$1,423	$-	$3,522	$7,009
Impairment	-	-	-	(3,233)	(3,233)
Recoverable amount, June 30, 2024	$2,064	$1,423	$-	$289	$3,776

OFIT RT Cash Generating Unit	Property, plant, and equipment	Intangible assets	Other net assets	Goodwill	Total
Carrying value, June 30, 2025	$826	$532	$25	$150	$1,533
Impairment	(347)	(224)	-	(150)	(721)
Recoverable amount, June 30, 2025	$479	$308	$25	$-	$812

OFIT RT Cash Generating Unit	Property, plant, and equipment	Intangible assets	Other net assets	Goodwill	Total
Carrying value, June 30, 2024	$891	$579	$-	$1,017	$2,487
Impairment	-	-	-	(867)	(867)
Recoverable amount, June 30, 2024	$891	$579	$-	$150	$1,620

SFF Cash Generating Units	Construction in progress	Intangible assets	Other net assets	Goodwill	Total
Carrying value, June 30, 2025	$25,540	$19,611	$25,798	$2,766	$73,715
Impairment	(3,908)	(6,853)	-	-	(10,761)
Recoverable amount, June 30, 2025	$21,632	$12,758	$25,798	$2,766	$62,954

The goodwill balances of $289 (OFIT GM), and $150 (OFIT RT) were written off as part of these impairment losses. The CGU’s recoverable amount estimate is sensitive to the discount rate due to uncertainties in the forecast. A 1% increase in the discount rate would result in an additional impairment loss of $88, $29, and $4,060 in OFIT GM, OFIT RT, and SFF for the year ended June 30, 2025. Management is not aware of any other reasonable change in key assumptions that would significantly vary the recoverable amount for the valuation. Other net assets or liabilities represents the sum of operating assets and liabilities not specifically mentioned in the tables above, which include accounts receivable, prepaid expenses, right-of-use assets, accounts payable, asset retirement obligation, lease liabilities, and other liabilities.

26. Capital Management:

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	June 30, 2025	June 30, 2024
Long-term debt - non-current portion (note 16)	$53,790	$4,379
Shareholders’ Equity	$19,760	$18,725

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

48

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

27. Segment Information:

Segmented information is reviewed by the Company’s chief decision maker, the CEO, to assess performance and allocate resources within the Company. The Company has two operating segments.

(a)	Reportable segments

As a result of the acquisition of SFF earlier in the year, management has reassessed the determination of its operating and reportable segments. Effective December 31, 2024, the chief operating decision maker, evaluates the Company’s financial performance and allocates capital resources based on the following operating and reportable segments: development and EPC and IPP production (previous reportable and operating segments were by geography). The comparative periods have been recast for the change in reportable segments.

Development and EPC consist of development and construction of solar photovoltaic power generation projects. IPP consists of the operation of solar photovoltaic power facilities and BESS projects. Corporate and other includes corporate activities and the operation and maintenance of power facilities, repairs and reinstallation of power facilities, and non-recurrent solar photovoltaic power generation project related work engaged by customers.

The revenues from external customers and expenses for year ended June 30, 2025 and 2024 are as follows:

	Year ended June 30, 2025
	Development & EPC	IPP Production	Corporate and other activities	Intersegment Elimination	Total
Revenues
Revenue from external customers	$30,948	$9,297	$1,286	$-	$41,531
Intersegment revenue	-	17,585	-	(17,585)	-
Total Revenue	$30,948	$26,882	$1,286	$(17,585)	$41,531
Cost of goods sold	(23,633)	(24,808)	(164)	17,585	(31,020)
Gross profit	7,315	2,074	1,122	-	10,511
Operating expenses	$(671)	$(32,751)	$(16,165)	$-	$(49,587)
Loss from operating activities	$6,644	$(30,667)	$(15,043)	$-	$(39,076)

Interest income	-	347	260	-	607
Interest expense	-	(3,263)	-	-	(3,263)
Fair value change of derivatives	-	(1,340)	-	-	(1,340)
Fair value change of warrant liabilities	-	-	3,575	-	3,575
Fair value change of CVR	-	-	7,195	-	7,195
Loss on investments	-	-	(3,385)	-	(3,385)
Other income (expense)	$-	$467	$(116)	$-	$351
Net loss before income taxes					$(35,336)

49

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

27. Segment Information (continued):

	Year ended June 30, 2024
	Development & EPC	IPP Production	Corporate and other activities	Intersegment Elimination	Total
Revenues
Revenue from external customers	$56,078	$578	$1,721	$-	$58,377
Intersegment revenue	-	-	-	-	-
Total Revenue	$56,078	$578	$1,721	$-	$58,377
Cost of goods sold	(46,224)	(330)	(144)	-	(46,698)
Gross profit	9,854	248	1,577	-	11,679
Operating expenses	$(1,122)	$(4,197)	$(10,778)	$-	$(16,097)
Loss from operating activities	$8,732	$(3,949)	$(9,201)	$-	$(4,418)

Interest income	-	-	321	-	321
Interest expense	-	(285)	-	-	(285)
Fair value change of derivatives	-	(137)	-	-	(137)
Loss on investments	-	-	(1,125)	-	(1,125)
Other income (expense)	$-	$(106)	$5,119	$-	$5,013
Net loss before income taxes					$(631)

The segment assets, segment liabilities, and other material segment items as at June 30, 2025 and June 30, 2024 are as follows:

As at June 30, 2025	Development & EPC	IPP Production	Corporate and other activities	Total
Total assets	$22,832	$111,194	$4,325	$138,351
Total liabilities	15,484	90,566	5,541	118,591
Property, plant and equipment	-	34,481	26	34,507

As at June 30, 2024	Development & EPC	IPP Production	Corporate and other activities	Total
Total assets	$15,112	$16,995	$7,118	$39,225
Total liabilities	9,590	6,468	4,442	20,500
Property, plant and equipment	-	3,408	47	3,455

(b)	Geographic information

The Company is currently operating developing and constructing of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. The revenues from external customers and non-current assets exclusive of financial instruments by country for the years ended June 30, 2025 and 2024 are as follows:

	Revenue from external customers		Non-current assets
	2025	2024	2025	2024
Canada	$15,325	9,958	$86,368	11,832
United States	26,206	48,419	10,661	9,763
	$41,531	58,377	$97,029	21,595

50

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

28. Income Tax:

The Company is subject to income taxes in Canada, while the subsidiaries in United States are subject to the income tax laws of the United States.

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to income before tax. For entities subject to U.S. taxation, the expected provision is calculated using the applicable U.S. federal and state statutory tax rates. These differences result from the following:

	2025	2024
Loss before income taxes	$(35,336)	$(631)
Statutory tax rate	26.5%	26.5%
Expected income tax benefit (expense)	(9,364)	(167)
Permanent differences	(1,136)	175
Employee share compensation	-	228
Goodwill impairment loss	4827	1,087
Adjustment to prior years provision versus statutory tax return tax returns	-	724
Changes in statutory, foreign tax, foreign exchange rates and other	223	(29)
Change in unrecognized temporary differences	1,230	929
Total income tax expense (recovery)	(4,220)	2,947

Current tax expense	953	2,962
Deferred tax expense (recovery)	(5,173)	(15)
Total income tax expense	$(4,220)	$2,947

The components of the net deferred tax liability are as follows:

	2025	2024
Deferred tax assets:
Lease liabilities	$1,820	$-
Loss carry forward	1,423	-
Asset retirement obligation	330
	3,573	-

Deferred tax liabilities:
Intangible assets	(3,948)	(530)
Derivative financial instruments	(82)	(41)
Loss carry forward	-	60
Fair value measured loans	-	(87)
Property, plant and equipment	(3,517)	(476)
Right-of-use assets	(1,794)	-
Long-term debt	(67)	-
	(9,408)	(1,074)
Net deferred tax liabilities	$(5,835)	$(1,074)

51

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

28. Income Tax (continued):

	2025	2024
Deferred tax liabilities resulted from acquisition of OFIT GM&RT	$(1,073)	$(1,089)
Deferred tax liabilities resulted from acquisition of Solar Flow Through Funds	(9,937)	-
Deferred tax recovery	5,175	15
Net deferred tax liabilities	$(5,835)	$(1,074)

The unrecognized deductible temporary differences are attributable to the following:

	2025	2024
Interest expense	$-	$817
Lease liabilities	331	39
Investment in SFF shares	-	1,233
Loss carryforwards	13,719	6,651
Property, plant and equipment	4,072	-
Right-of-use assets	(306)	-
Long-term debt	(261)	-
Intangible assets	(3,487)	-
Foreign exchange	76	-
Passthrough interest	38	-
Passthrough income	(441)	-
Solar tax credit	3,060	-
Restricted Interest and Financing Expenses	1,715	-
Net deferred tax assets	$18,516	$8,740

As of June 30, 2025, the Company has non-capital losses of approximately $20,293 (June 30, 2024 - $6,651) available that may be carried forward and applied against future income for Canadian income tax purposes. These non-capital losses expire between 2042 - 2044.

52

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

29. Loss per share:

The calculation of earnings per share for the year ended June 30, 2025 and 2024 are as follows:

	2025	2024

Net loss for the year	$(31,116)	$(3,577)

Basic weighted average number of shares outstanding	32,197,331	27,040,189
Diluted weighted average number of shares outstanding	32,197,331	27,040,189

Loss per share
Basic	$(0.97)	$(0.13)
Diluted	$(0.97)	$(0.13)

As of June 30, 2025, the Company has four categories of potentially dilutive securities: 2,276,500 of share options, 276,677 of RSUs, 10,152,085 of warrants and 2,283,929 of CVRs (note 19).

All potentially dilutive securities have been excluded from the calculation of diluted loss per share for all periods presented, as the Company was in a net loss position during those periods. Including the dilutive securities would be anti-dilutive; therefore, basic and dilutive number of shares used in the calculation is the same for all periods presented.

30. Change in non-cash assets and liabilities:

The change in non-cash working capital for the years ended June 30, 2025 and 2024 is as follows:

	2025	2024

Trade and other receivables	$(6,128)	$2,851
Prepaid expenses and deposits	(5,616)	10
Unbilled revenue	(510)	6,739
Inventories	(2,352)	(5,647)
Trade and other payables	3,021	(234)
Unearned revenue	960	3,429
	$(10,625)	$7,148

53

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

31. Warrant liabilities:

The movement in warrant liabilities during the year was as follows:

	June 30, 2025			June 30, 2024
	Number of warrants	Weighted average exercise price per warrant	Weighted Average Remaining Life (years)	Number of warrants	Weighted average exercise price per warrant	Weighted Average Remaining Life (years)
Outstanding, beginning of the year	-	$-	-	-	$-	-
Granted	2,394,367	6.37	-	-	-	-
Exercised	-	-	-	-	-	-
Outstanding, end of the year	2,394,367	$6.37		-	$-
Weighted average remaining Life (years)	-	-	4.73	-	-	-

On March 24, 2025, the Company completed a registered direct offering of 2,394,367 units each consisting of a common share at a subscription price of $5.08 per share (US$3.55), and a warrant with exercise price of $6.37 per warrant (US$4.45).

The proceeds from the offering were allocated between the common shares and the warrants based on their respective fair values at the date of issuance. The fair value of the warrants was determined on the issuance date using the Black-Scholes option pricing model and was estimated at $4,975. The residual amount of the transaction price, after allocating the warrant component, was attributed to the common shares and amounted to $7,195. The warrants are classified as financial liabilities and are remeasured at fair value at each reporting period, with changes recognized in profit or loss in accordance with IFRS 9, Financial Instruments. During the year ended June 30, 2025, the Company recognized a fair value gain of $3,575, which is included in the consolidated statements of comprehensive income (loss).

The following table summarizes the liability warrants granted during the year ended June 30, 2025 and the respective assumptions.

Grant date	March 24, 2025
Number granted	2,394,367
Classification	Liability warrants
Valuation method	Black-Scholes model
Granted value	$2.08
Expected life	5 years
Risk free interest rate	4.07%
Volatility	27.97%
Dividend yield	-

54

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

32. Restricted cash:

At June 30, 2025, the Company held restricted cash of $6,214 (June 30, 2024 – nil), comprised of $2,095 classified as current and $4,119 classified as non-current, which is presented separately from cash on the consolidated statements of financial position.

Restricted cash represents cash at the project level that is subject to restrictions imposed by lending banks. These balances are maintained in designated reserve accounts for the future repayment of interest and principal on project debt, working capital requirements, and other reserve obligations associated with the specific project.

33. Other long-term liabilities:

	June 30, 2025	June 30, 2024

CVR liabilities (note 19)	$3,019	$-
Other liabilities due to non-controlling interest holders (note 23)	693	-
Due to related party (note 24)	861	-
Payable to SFF previous directors	577	-
Project purchase future milestone payments	-	366
	$5,150	$366

34. Commitments:

At June 30, 2025, the Company had various purchase commitments in the normal course of operations. Below is a summary of the future minimum payments for contractual obligations that are not recognized as liabilities at June 30, 2025.

	Total	Less than one year	1 to 2 years	3 to 5 years	More than 5 years
Purchase obligations	$10,279	$10,279	$-	$-	$-

35. Subsequent event:

On February 26, 2025, the Company submitted an application to the Municipality of Arran-Elderslie for Site Plan Approval (“SPA”) related to the proposed BESS project, along with an application for consent to establish a long-term lease on the lands where the OZ-1 Project is located (the “OZ-1 Consent”). The consent application was made under Section 50(3) of the Planning Act (Ontario) to permit a lease exceeding 21 years.

55

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2025 and 2024

35. Subsequent event (continued):

The SPA is still under review by the Municipality, and both the timing and outcome of the approval remain uncertain at this stage. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven conditions. Certain conditions were overly broad, lacked clarity, and were considered unreasonable. As a result, the Company appealed the decision to the Ontario Land Tribunal (“OLT”) on August 19, 2025. The County has since expressed interest in resolving the matter internally without proceeding to the OLT and has 75 days from the date of appeal to do so. Discussions are ongoing between the Company’s and the County’s counsels with the goal of either narrowing the conditions or obtaining municipal confirmation that the conditions have been satisfied. If the parties cannot resolve the matter within this timeframe, the appeal will proceed to the OLT. At this stage, the likelihood of resolution within the allotted time, or of success at the OLT, cannot be reasonably predicted.

Delays in resolving the OZ-1 Consent mean that construction may not begin as originally planned, which in turn jeopardizes achieving commercial operation by April 2026. To preserve its rights under the E-LT1 contract, the Company has submitted a notice of potential force majeure to the IESO related to these delays. The timing of permit issuance and the impact on the project schedule remain uncertain.

As a result of these permitting delays, subsequent to year-end, the Company and its battery storage systems supplier (the “Supplier”) are in discussions to terminate the contracts for OZ-1 on mutually agreeable terms. Once permitting certainty is achieved for OZ-1, the Company will either re-enter into agreements with the Supplier or pursue an alternative supplier. Under the proposed termination arrangement, the parties agree to terminate the OZ-1 equipment supply and long-term service agreements, with PowerBank relinquishing all rights and obligations. The Supplier will retain possession and property of the systems originally allocated to OZ-1, and PowerBank will pay the Supplier a termination fee of $475 along with a reimbursement of certain retrofit costs in the amount of $100, in addition to any amounts due for services performed to date. Final completion deadlines for those projects are also adjusted, and the termination arrangements remain subject to lender consent and execution of definitive agreements.

56